SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

November 27, 2013

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period October 28, 2013 to November 27, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	November 27, 2013

To:	Market Announcements Office

Australian Securities Exchange

Public Announcement 2013 – 30AWC

BOARD AND MANAGEMENT CHANGES

Alumina Limited today advised that Mr John Bevan will retire as Chief Executive Officer and a Director of the Company on 31 December 2013. Mr Peter Wasow, currently a Director of Alumina Limited, will succeed Mr Bevan as Chief Executive Officer.

Peter Wasow has over 30 years of experience in the resources and energy sectors, including as Chief Financial Officer and Executive Vice President of Santos, and more than 20 years with BHP, including as Vice President, Finance.

Alumina Limited Chairman, John Pizzey, commented, “John was appointed to the role of CEO just prior to the global financial crisis and has steered the Company through a difficult and volatile period for aluminium and alumina markets. During John’s tenure, the AWAC joint venture completed a period of significant reinvestment and has undertaken a strategic restructuring of its marketing policy to deliver improved returns on its bauxite and alumina assets. John has worked constructively and effectively with Alcoa Inc, representing the interests of Alumina Limited shareholders in the development and implementation of the AWAC Joint Venture’s strategies. He leaves Alumina Limited with a significantly strengthened capital structure and organisational capability”. Mr Bevan will work with Mr Wasow and the Chairman in 2014 to ensure a smooth transition.

In welcoming Mr Wasow to the role of Chief Executive Officer, Mr Pizzey said, “John’s retirement was carefully planned and the Board is pleased that Peter has demonstrated a willingness and enthusiasm to fill the role. His extensive experience in the energy and resource sectors, combined with his knowledge of Alumina Limited, make him the logical successor. We welcome him to the role and look forward to his contribution”.

Details of the material terms of the employment contract for the new Chief Executive Officer are set out in Attachment A.

The Company also announced that Mr Peter Day will join the Board as a non-executive Director, effective from 1 January 2014. Mr Day has extensive experience in the resources, finance and manufacturing sectors, having held a number of senior executive positions with Rio Tinto, the Australian Securities and Investments Commission, and Amcor. Mr Day has a number of directorships and is currently a Director of Ansell, Federation Centres, Orbital Corporation and SAI Global. It is intended that Mr Day will succeed Mr Peter Wasow as Chairman of the Board’s Audit Committee.

Shareholder Enquiries

For investor enquiries:	For media enquiries

Ben Pitt	Scott Hinton
Investor Relations Manager	Hinton & Associates
Phone: +61 3 8699 2609	Phone: +61 3 9600 1979
ben.pitt@aluminalimited.com	Mobile: +61 419 114 057

John Bevan
Chief Executive Officer
Phone: +61 3 8699 2607		Alumina Limited
john.bevan@aluminalimited.com
ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia
/s/ Stephen Foster
Stephen Foster		Level 12 IBM Centre
Company Secretary		60 City Road
Southbank Vic 3006
27 November 2013		Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Attachment A

PETER WASOW

SUMMARY OF KEY TERMS OF EMPLOYMENT CONTRACT

1.	Appointment

The appointment is to the position of Chief Executive Officer and Managing Director.

2.	Term

The appointment commences on 1 January 2014, and does not have a fixed term.

3.	Duties

The duties of Mr Wasow are those expected of a Chief Executive Officer, reporting to the Chairman.

4.	Remuneration

There are four (4) components of Mr Wasow’s remuneration. They are:

(a)	Fixed Annual Reward (FAR)

Mr Wasow will be paid a cash Fixed Annual Reward of one million, one hundred and fifty thousand dollars ($1,150,000) per annum, which includes Alumina’s statutory superannuation obligations. The FAR will be reviewed annually, with the first review in December 2014.

(b)	Short Term Incentive (STI)

A short term cash incentive of $300,000 per annum at target.

50% of the STI will be determined by reference to performance against individual objectives. The remaining 50% will be determined by reference to an assessment of corporate objectives, subject to a minimum threshold of Alumina making an annual profit after excluding any non-recurring items not in the ordinary course of business. STI objectives will be determined by the Board each year and otherwise any STI award will determined in accordance with the STI scheme as it applies from time to time.

(c)	Long Term Incentive (LTI)

Mr Wasow may be invited to participate in the Employee Share Plan (LTI Plan), which, in each year, may provide Performance Rights to receive up to $400,000 in Alumina shares (as valued in the December before grant).

Under the LTI Plan, each Performance Right provides an entitlement to a fully paid ordinary share in Alumina, subject to performance hurdles being met over the vesting period under the LTI Plan. Performance hurdles will be determined by the Board each year for the relevant grant.

The first grant of any Performance Rights would be made in May 2014, subject to shareholder approval, which would be sought at the 2014 Annual General Meeting.

(d)	Annual Grant of Share Rights

Each year during Mr Wasow’s employment, he will be granted conditional rights to receive $200,000 in Alumina shares (as valued around the time of grant), which will vest upon Mr Wasow being employed by Alumina for a period of 18 months from the grant date. Upon vesting of the share rights, Mr Wasow will be provided with the relevant number of shares, which will be purchased on-market. While Mr Wasow remains employed by Alumina, the shares cannot be disposed of unless and until 3 years has elapsed from the date of the relevant grant of share rights.

5.	Relocation

Mr Wasow is entitled to reimbursement of costs associated with relocation from Adelaide to Melbourne, including certain transaction costs up to $150,000 associated with him acquiring a home in Melbourne.

6.	Termination

Mr Wasow’s employment may be terminated immediately for any conduct which would justify summary dismissal.

Mr Wasow may resign at any time on giving twelve (12) months’ written notice, and Alumina may terminate Mr Wasow’s employment on twelve (12) months’ written notice. Alumina may, at its discretion, make a payment in lieu of some or all of the notice period. Any payment to be made to Mr Wasow in lieu of notice shall be calculated based on his Fixed Annual Reward. He would also receive any statutory entitlements.

In addition to the above, if Mr Wasow’s employment is terminated on the basis of redundancy and he is not offered suitable alternative employment, or if Mr Wasow gives written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina ceases to be listed on the Australian Securities Exchange, or if there is a significant change to his status and/or responsibilities which is detrimental to Mr Wasow), then Mr Wasow is entitled to:

•	a pro-rata payment in respect of long service leave where he has had three years or more continuous service;

•	a severance payment of 2.5 weeks per completed year of service, pro-rated for completed months of service, plus an additional 13 week ex gratia payment;

•	in applicable cases, outplacement support.

If the Board determines that his status is that of a good leaver any unvested share rights that have been granted to him in accordance with the annual grant of conditional rights and would have vested had he remained in employment during any period for which he is paid in lieu of notice, will immediately vest and the applicable shares will be transferred to him upon termination.

The above termination entitlements are subject to any restrictions imposed by the Corporations Act.

If Mr Wasow’s employment ceases within 3 years from the grant date of any share rights that have been granted to him in accordance with the annual grant of conditional rights and that have vested, and the Board determines that his status is not that of a good leaver, the shares received on vesting may be subject to immediate forfeiture.

7.	Other Benefits

In addition to annual leave, Mr Wasow is entitled to a further 10 days of paid leave for each completed year of service. Such leave does not accrue from year to year and is not payable on termination of employment.

Alumina will reimburse Mr Wasow the cost of receiving personal financial advice up to a maximum of $3,000 per annum.

8.	Other Provisions

Mr Wasow’s contract also contains provisions relating to confidentiality and limited non-compete arrangements.

To:	Market Announcements Office

Australian Securities Exchange

Public Announcement 2013 – 29AWC

Attached is information prepared by Alcoa Inc. relevant to Alcoa World Alumina and Chemicals that is included in presentations provided by Alcoa Inc. at its Investor Day Conference held on 7 November 2013. All presentations made at the Alcoa Inc. Investor Day Conference are available in the Invest section of the Alcoa Inc. web site.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2012.

Shareholder Enquiries

For investor enquiries:

Ben Pitt	Chris Thiris
Investor Relations Manager	Chief Financial Officer
Phone: +61 3 8699 2609	Phone: +61 3 8699 2607
ben.pitt@aluminalimited.com	chris.thiris@aluminalimited.com

Alumina Limited
/s/ Stephen Foster
Stephen Foster	ABN 85 004 820 419
Company Secretary	GPO Box 5411 Melbourne Vic 3001 Australia

8 November 2013
Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email
info@aluminalimited.com

Alcoa 125 YEARS
Advancing each generation ALCOA
Alcoa Investor Day
Bob Wilt, EVP and Group President – Global Primary Products
November 7, 2013

Leader in all segments of aluminum production
Employees: ~19,000 | Locations: 42 operations in 11 countries | 2012 Revenue: $13.4 Billion
MINING REFINING SMELTING ENERGY
3Q 13 YTD Actual Sales ($B)
$2.5B $7.1B
Competitive Position
Largest global bauxite producer
World’s leading producer of alumina
Global leader in smelting
2/3 renewable based energy
Advancing each generation. ALCOA 2

We have 10 Mines, 10 Refineries and 22 Smelters in our portfolio
GPP world view
Capacities:
51 MMT Bauxite(1)
18.1 MMT Alumina(1)
4.0 MMT Aluminum(1)
2.3 GW power(2)
Canada
3 Smelters
1 Hydro dam
Europe
1 Refinery
7 Smelters
Saudi Arabia
Integrated mine, refinery, smelter and rolling mill
USA
1 Refinery
7 Smelters
1 Hydro dams
1 Coal Power Plant
Africa
1 Mine
Australia
2 Mines
3 Refineries
2 Smelters
1 Coal Power Plant
Latin America
4 Refineries
6 Mines
2 Smelters
5 Hydro dams
Mines
Smelters
Refineries
Power
1) Reflects capacity owned or controlled by Alcoa
2) Reflects Alcoa’s proportionate share of capacity, adjusted for expected annual hydro production
Advancing each generation. ALCOA 3

Reshaping our portfolio by lowering our cost base
2013 Global alumina and aluminum cost curves
3 point movement down the alumina cost curve
$/MT ALUMINA -7% points by 2015
500
450
400
350
300
250
200
150
100
50
0
2013: 27th Percentile
2010: 30th Percentile
2015: 23rd Percentile
0 10 20 30 40 50 60 70 80 90 100
Production (MMT)
Source: CRU Cost Model, Alcoa Analysis.
8 point movement down the aluminum cost curve
$/MT ALUMINUM -10% points by 2015
3,000
2,500
2,000
1,500
1,000
500
0
0 5 10 15 20 25 30 35 40 45 50 55
2013: 43rd Percentile
2010: 51st Percentile
2015: 41st Percentile
Production (MMT)
Advancing each generation. ALCOA 4

Continued productivity and Working Capital gains year over year
GPP: performance and working capital
Alumina
Delivering Performance Year-Over-Year
+159
ATOI ($M)
Performance
138 (95) 116
49 (19) 189
YTD Q3 2012
LME/FX
Price/Mix/Volume
Productivity
Cost increases
YTD Q3 2013
Aluminum
Offsetting Headwinds with YOY Performance
+140
ATOI ($M)
Performance
133 157 27 15
(7) (145) (150)
YTD Q3 2012
LME/FX
Price/Mix/Volume
Productivity
Cost increases
Mas Fire
YTD Q3 2013
Sustaining Reductions In Days Working Capital
Equivalent to $ 160M cash
-11 days
60 39 32 31 20
3Q 2009 3Q 2010 3Q 2011 3Q 2012 3Q 13 YTD
Sustaining Reductions In Days Working Capital
Equivalent to $50M cash
-2 days
41 31 26 22 20
3Q 2009 3Q 2010 3Q 2011 3Q 2012 3Q 13 YTD
Advancing each generation. ALCOA 5

Creating more efficient and lower-cost mines
Actions to improve mine planning and reduce costs
Improving haul road construction
Built 20 kilometers of mine haul roads per year in Western Australia
Mining Center of Excellence identified capital reduction from $1M/km to $0.7M/km
Successful 700-ton Myara crusher move in Australia
Increased Juruti production from 2.6 MMT/year to 4.4 MMT/year
Improved haul road construction saving $6 million per year
Myara Crusher
Advancing each generation. ALCOA 8

Refinery innovations drive productivity and energy improvements
17% increase in refinery yield equal to building a >2MMT refinery
+17% yield increase = >2 MMT/year
2002 2004 2006 2008 2010 2012 3Q 13 YTD
-10% energy reduction Projected $130M EBITDA in 2013
2002 2004 2006 2008 2010 2012 3Q 13 YTD
New technologies and best practices rapidly deployed
Increasing production through process improvements; value $25M/year
Reducing alumina loss and raw materials; value $11M/year
Technology that links mine planning and refinery stability; value $20M/year
Wagerup
Advancing each generation. ALCOA 9

Alumina Price Index successfully delinking alumina from LME
Alumina Price Index: Creating Value for Alcoa Stakeholders
Creating value for our customers
Smelter operators secure long-term, high quality supply
Provides refiners a pricing system that reflects alumina market fundamentals
Alumina Spot versus LME 3-month
19% 18% 17% 16% 15% 14% 13%
475 425 375 275
Alumina FOB Australia % of LME 3-Mo. Alumina FOB Australia $/t
8/16/10 10/16/10 12/16/10 2/16/11 4/16/11 6/16/11 8/16/11 10/16/11 12/16/11 2/16/12 4/16/12 6/16/12 8/16/12 10/16/12 12/16/12 2/16/13 4/16/13 6/16/13 8/16/13 10/16/13
Creating value for our shareholders
API better reflects alumina refining costs and reduces cost volatility impact to earnings
No new LME-linked contracts since launch
API as a % of Total External SGA Sales
65%
53%
37%
28%
5%
2010 2011 2012 2013 2014E
Advancing each generation. ALCOA 10

Saudi Arabia JV construction progressing as planned; world’s lowest cost
Saudi Arabia JV construction update
Phase 1 Phase 2
Smelter
200kMT production in 2013
At full capacity in 2014
Lowest cost smelter
2% point reduction on the smelting cost curve
99% complete
Rolling Mill
First hot coil in 4Q 2013
First auto coil in 4Q 2014
88% complete
Refinery
First alumina 4Q 2014
Lowest cost refinery
2% point reduction on the refining cost curve
67% complete
Mine
On track to provide bauxite in 2014
38% complete
Advancing each generation. ALCOA 14

Repositioning is working to improve profitability
8 consecutive quarters of performance(1) improvement in upstream business
Focusing on Top Line Growth
Alumina Price Index deployment has reached 53%
Casthouse shaped products generated $200M margin(2) in 2013
Capturing productivity and process improvements
$171M in refinery gross productivity gains Q3 13 YTD, Performance contributed $159M YoY to ATOI
$228M in smelting gross productivity gains Q3 13 YTD, Performance contributed $140M YoY to ATOI
11 day reduction in alumina and 2 day reduction in aluminum working capital YoY = $210M cash
While restructuring our profile
651 kMT or 16% of capacity curtailed; including 274 kMT (60%) of the 460 kMT under review in 2013
$131M reduction in total capital spend Q3 13 YTD
1) Performance includes the following factors in ATOI: price/mix, volume, productivity, and cost impacts
2) Margin refers to incremental valued added product margin over P1020 primary aluminum
Advancing each generation. ALCOA 15

Setting 2016 targets to move further down the cost curves
2013 Global alumina and aluminum cost curves with GPP 2016 targets
Additional 6 point movement down the alumina cost curve
$/MT ALUMINA -9% points by 2016
500
450 2013:
400 27th Percentile
350
300
250 2010:
30th Percentile
200
150 2016:
21rd Percentile
100
50
0
0 10 20 30 40 50 60 70 80 90 100
Production (MMT)
Source: CRU Cost Model, Alcoa Analysis.
Additional 5 point movement down the aluminum cost curve
$/MT ALUMINUM -13% points by 2016
3,000
2013:
2,500 43rd Percentile
2,000
2010:
1,500 51st Percentile
1,000
2016:
500 38th Percentile
0
0 5 10 15 20 25 30 35 40 45 50 55
Production (MMT)
Advancing each generation. ALCOA 16

Strategic priorities are repositioning the upstream for profitability
GPP Strategic Priorities 2014 – 2016

Operational Excellence	Margin & Cost Curve Improvement	Focused growth
Maintain strong bauxite, refining and smelting system with low cost position	Optimize the portfolio	Deliver Ma’aden Alcoa Joint Venture
Use Centers of Excellence to drive improvements	Expand Alumina Price Index & casthouse shape product sales	Continue technology innovations
Disciplined management of costs	Secure energy and bauxite solutions
Delay select modernizations
Reduce raw material costs

People & Sustainability
Advancing each generation. ALCOA 17

Advancing each generation. ALCOA

Advancing each generation. ALCOA
ALCOA 125 YEARS
Alcoa Investor Day
Timothy Reyes, President - Alcoa Materials Management
November 7, 2013

Aluminum demand continues strong growth
Aluminum and alumina markets are in balance LME announcement reflective of market complexity
Advancing each generation. ALCOA 2

Global primary aluminum demand growth 7% in 2013
2013 Primary aluminum consumption (MMT) and annualized growth, estimated (%)
Russia
Brazil 1.0
Other 1 1.9 1.0
MENA 1.9
SE Asia 1.9
India 2.0
North Asia 4.0
North America 6.2
Europe 6.5
China 23.1
49.5 MMT
6%
6%
5%
8%
9%
7%
4%
4%
2013 Demand +7%
Rest of World +4%
-1%
12%
1) Other includes Africa, E. Europe, Latin America ex Brazil and Oceania
Source: Alcoa Analysis, CRU
Advancing each generation. ALCOA 3

Short-term demand growth is exceeding long-term expectations
2013 actual and 2020 estimated primary aluminum demand growth (MMT)
China
Rest of World
2010-2020
6.5% CAGR
2010-2013
7.7% CAGR
39.5
16.5
23.0
49.5
23.1
26.4
2014 – 2020: CAGR of 5.8% required to achieve 2020 forecast
73.4
37.7
35.7
2010 Actual
2013 Estimate
2020 Forecast
Sources: Alcoa Analysis, CRU
Advancing each generation. ALCOA 4

North American demand supported by automotive lightweighting
Effect of North American automotive growth on primary aluminum demand
Rising automotive aluminum demand…
North America Market Demand –
Auto Aluminum (kMT) 4,550
Auto Sheet
Other Auto
Aluminum 1,125
Castings
3,150
430
2,400
100
3,425
2,720
2,300
2012 2015 2025
.…translates into strong primary growth
North America Primary Aluminum Demand in Auto (kMT)
5%
Primary Primary
Scrap CAGR
2,020
18%
Primary
CAGR
1,220
735
2,530
1,665 1,930
2012 2015 2025
Sources: Ducker Worldwide, IHS, Alcoa Analysis
Advancing each generation. ALCOA 5

Aluminum demand continues strong growth Aluminum and alumina markets are in balance LME announcement reflective of market complexity
Advancing each generation. ALCOA 6

Aluminum market is essentially balanced
2013E aluminum supply / demand changes
2013E Aluminum supply/demand balance (kMT)
Deficit
(400)
Supply Demand
China
Rest of World
20131 Production
22,775
25,447
2013 Production to be added
360
704
2013 Capacity to be curtailed
(145)
(56)
Total Supply
22,990
26,095
Demand
(23,125)
(26,360)
Net Balance
(135)
(265)
1) Based on August 2013 annualized rate; Sources: Alcoa Analysis, Brook Hunt, CRU, CNIA, IAI
China
3,704 150 -1,564
-2,425
-135
Production Restarts Curtailments/ Demand Ending 2013
Addition Excursions Change
Rest of World (ROW)
1,119 141 -530
-995
-265
Production Restarts Curtailments/ Demand Ending 2013
Addition Excursions Change
Includes estimates of unreported CNIA and IAI production
Advancing each generation. ALCOA 7

Lack of profitability has triggered curtailment action
2013 China and ROW smelting business cost curve ($/MT) and annualized curtailment summary (kMT)
China Smelting Business Cost Curve
3,000
RMB 14,500
27% cash negative
2,500
2,000
1,500
Annualized Curtailments
1,000 1,504 1,984
500 480
2012 2013 Total
0
0 5 10 15 20 25
Source: Alcoa Analysis, CRU
ROW Smelting Business Cost Curve
3,000 $1,840/MT
17% cash negative
2,500
2,000
1,500
Annualized Curtailments
1,000 1,266 2,104
838
500
2012 2013 Total
0
0 5 10 15 20 25
Advancing each generation. ALCOA 8

Total inventories are lower; off-exchange stock is set to rise
Global inventories1 as days’ consumption vs. LME – Sept. 2008 to Sept. 2013 ($)
LME Price ($/MT) $2,214/MT $2,686/MT $1,808/MT
Days of Consumption 108 83 74
105
98 $3,000
91
84 LME and off-exchange inventory tightly held by attractive financing structure
77
$2,500
70
63
56
49 $2,000
42 Global Inventories China stock fell 24 consecutive weeks through Sept. end
35 Decline 34 days
28 $1,500
21 from the ’09 peak
14
7
0 $1,000
Sep-08 Jan-09 May-09 Sep-09 Jan-10 May-10 Sep-10 Jan-11 May-11 Sep-11 Jan-12 May-12 Sep-12 Jan-13 May-13 Sep-13
China Incl SRB Producer Japan Port LME On Warrant
Cancelled Warrants Off Exchange LME 3 Mon
1) As of September 30, 2013
Advancing each generation. ALCOA 9

Favorable financing conditions supportive of premiums
Effect of interest rates, contangos on global aluminum premiums
Low cost of capital... ....combined with wider contangos ...favors continued metal financing
LIBOR 3-month Interest Rate (%) LME contangos ($/MT) Global Premiums ($/MT)
Dec13 to Dec14
1.1% $150 Cash to 3-Mon 350
300
1.0%
$100 250
0.9%
200
0.8% $50
150
0.7% 100
$0
0.6% 50
0.5% -$50 0
Jan-12 Apr-12 Jul-12 Oct-12 Jan-13 Apr-13 Jul-13 Oct-13
Jan-12 Apr-12 Jul-12 Oct-12 Jan-13 Apr-13 Jul-13 Oct-13
Jan-12 Apr-12 Jul-12 Oct-12 Jan-13 Apr-13 Jul-13 Oct-13
Since October 2012, LIBOR rates have been below 0.6%
Forward cash to 3-month contango gap is widening Europe: $245
Japan: $246
U.S. Midwest: $220
Source: Alcoa Analysis, Bloomberg, LME, Platts, Metal Bulletin
Advancing each generation. ALCOA 10

Aluminum prices remain driven by macro influences
Aluminum price breakdown, comparison to asset class, and speculative influences
Aluminum price down 40% from 2009 highs
Platts MW LME Cash
$/MT
3,500 -40%
3,000
2,500
2,000
1,500
1,000
500
0
Jan 08 Oct 13
*Managed money – speculative funds that are held accountable under CFTC regulations
Aluminum moving with other commodities
Indexed 3m LME Al
DJUBS Commodity Index
1.5
1.0
0.5
0.0
Jan 08 Jan 09 Jan 10 Jan 11 Jan 12 Jan 13 Jan 14
3m LME Al ($/MT)
$B
CME Cu Managed Money* ($B)
4,000 5
3,000
2,000 0
1,000
0 -5
Jan 08 Jan 09 Jan 10 Jan 11 Jan 12 Jan 13 Jan 14
Advancing each generation. ALCOA 11

Alumina market remains essentially balanced
2013E Alumina supply / demand changes
2013E Alumina supply/demand balance (kMT)
Surplus
636
Supply Demand
China Rest of World
2013E1 Production 42,100 54,149
2013 Production to be added 0 700
2013 Capacity to be curtailed (500) 0
Imports/(Exports) 3,400 (3,400)
Total Supply 45,000 51,449
Demand (44,750) (51,063)
Net Balance 250 386
1) Based on August 2013 annualized rate; Source: Alcoa Analysis, Brook Hunt, CRU, CNIA, IAI
China
1,404 -3,211
6,607
-4,550
250
Production Restarts Curtailments/ Demand Ending 2013
Addition Excursions Change
Rest of World (ROW)
500 -1,646
1,944
-412
386
Production Restarts Curtailments/ Demand Ending 2013
Addition Excursions Change
Advancing each generation. ALCOA 12

China refining capacity adjusts to market prices
2013 China and ROW refining cash cost curve and annualized curtailments
14% of China refineries cash negative at RMB 2,368/MT
450 76% of Chinese
refineries are in
400 top half of the
global cost curve
350
300
250
Annualized Curtailments (kMT)
200
3,211 5,468
150
2,257
100
50
2012 2013 Total
0
0 5 10 15 20 25 30 35 40 45
Source: CRU 2013 Cost Model
18% of ROW refineries cash negative at $322/MT
450 Curtailments driven
by production
400 upsets and bauxite
shortages
350
300
250
Annualized Curtailments (kMT)
200
150 967 2,308
1,341
100
50
2012 2013 Total
0
0 5 10 15 20 25 30 35 40 45 50 55 60
Advancing each generation. ALCOA 13

China remains heavily reliant on imports to meet aluminum demand
China – Imports of metal, alumina and bauxite
Metal equivalent net imports
MMT
Net Imports
13.5
1.8
10.3
9.1
0.3
0.9
2.6
12.0
8.4
7.4
-0.2
-0.3
2011
2012
2013E
Net Exports
Metal
Alumina
Bauxite
Bauxite imports at record levels
MMT
+63%
65.1
7.2
45.2
13.3
0.7
40.1
8.4
2.2
9.5
44.6
36.1
28.4
2011
2012
2013E
Other
Australia
Indonesia
Potential 2014 bauxite ban
Indonesia maintains 2014 deadline for ban on shipments of unprocessed ores; miners with export license and processing facility exempt
Signs Indonesia is softening on export ban:
2013 export quota removed
Miners with refineries under construction may be granted 2014 export permits
Progressive export duty may be applied on 2014 exports contingent on stage of refinery completion
Source: China Customs
1) Net metal = scrap / prime imports – alloy / semi exports
Advancing each generation. ALCOA 14

Aluminum demand continues strong growth Aluminum and alumina markets are in balance LME announcement reflective of market complexity
Advancing each generation. ALCOA 15

Alcoa’s response: Focus on transparency and risk management
Main messages in Alcoa’s formal response to the LME
Enhanced transparency through improved reporting
Improved market segmentation reporting of open interest (spotlight on financial investors sector positioning)
Call for immediate action and set timeline for improved transparency
Premium risk addressed through new products
Provide tools for the market to manage main issue identified by the LME
Increases relevance of the LME as the price discovery marketplace
Improved transparency around premium price setting
More efficient global marketplace
Advancing each generation. ALCOA 16

Advancing each generation. ALCOA